SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          K.L.S. ENVIRO RESOURCES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   482530102
                                 (CUSIP Number)

                             Cary L. Jennings, Esq.
                         BROUDE, SMITH & JENNINGS, P.C.
                        309 West 7th Street, Suite 1100
                            Fort Worth, Texas 76102
                            TELEPHONE: (817)335-1615
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 1, 1998
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                 Page 1 of 7
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                      SCHEDULE 13D                            Page 2 of 7



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1.  NAME OF REPORTING PERSON                   SHARPSHOOTER RESOURCES, INC.
    S.S. OR I.R.S. IDENTIFICATION NO. OF
    ABOVE PERSON                               75-2738876
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A                       (a) [ ]
    GROUP                                                            (b) [X]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS                                                   OO
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5.  CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
    PROCEEDINGS IS REQUIRED PURSUANT  TO ITEM
    2(d) OR 2(e)
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          Texas
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NUMBER OF         7.       SOLE VOTING POWER                   1,500,000
SHARES            ----------------------------------------------------------
BENEFICIALLY      8.       SHARED VOTING POWER                         0
OWNED BY          ----------------------------------------------------------
EACH              9.       SOLE DISPOSITIVE POWER              1,500,000
REPORTING         ----------------------------------------------------------
PERSON WITH       10.      SHARED DISPOSITIVE POWER                    0
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11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY            1,500,000
             EACH REPORTING PERSON
----------------------------------------------------------------------------
12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                [ ]
             (11) EXCLUDES CERTAIN SHARES
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13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN                8.7%
             ROW (11)
----------------------------------------------------------------------------
14.          TYPE OF REPORTING PERSON                                  CO
----------------------------------------------------------------------------

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                      SCHEDULE 13D                            Page 3 of 7


ITEM 1.    SECURITY AND ISSUER.

     (a)  Name and Address of Principal Executive Offices of Issuer:

                  K.L.S. Enviro Resources, Inc. ("KLSE")
                  5500 East Loop 820 South, Suite 100
                  Fort Worth, Texas  76119-6571

     (b)  Title and Class of Equity Securities:      Common Stock


ITEM 2.    IDENTITY AND BACKGROUND.

     (a)  Name of Person Filing:   Sharpshooter Resources, Inc., a Texas
                                   corporation (the "Reporting Person")

                              The executive officers and directors of
                              the Reporting Person are set forth in
                              Appendix A hereto.

     (b)  Principal Business:      Investment Management; holding company

     (c)  Address of Principal Business and Principal Office:

                  5500 East Loop 820 South, Suite 101
                  Fort Worth, Texas 76119-6571

     (d)  Criminal Proceedings:    None

     (e)  Civil Proceedings:       None

     (f)  State of Organization:    Texas

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     In November 1997, Raymond H. Kurzon, the President and a director of KLSE, transferred 700,000 shares of restricted common stock of KLSE to Sharpshooter Resources, Inc., a Nevada corporation and the Reporting Person's predecessor-in-interest ("Sharpshooter Nevada"), pursuant to an understanding with Sharpshooter Nevada that Mr. Kurzon and other individuals who are shareholders of KLSE, including Wyman Au, a director of KLSE, would contribute, in the aggregate, 1,250,000 shares of KLSE common stock in return for which Sharpshooter Nevada would issue 50% of its total issued and outstanding common stock. No additional shares of Sharpshooter Nevada were issued to Mr. Kurzon in exchange for his transfer of 700,000 shares of KLSE common stock, because of Sharpshooter Nevada's decision to effect a statutory merger with the t0-be-formed Reporting person effective January 1, 1998.

     Subsequently, on December 2, 1997, 13 other individuals who then were shareholders of KLSE (and in Mr. Wyman Au's case, a director of KLSE) transferred a total of 388,905 shares of KLSE common stock for which

                         SCHEDULE 13D                            Page 4 of 7

     they intended to receive shares of the Reporting Person. On December 3, 1997, Mr. Kurzon transferred 161,095 additional shares of KLSE common stock. Effective January 1, 1998, Sharpshooter Nevada was merged with and into the Reporting Person, with the Reporting Person being the surviving entity. Upon the completion of that merger, the Reporting Person owned a total of 1,250,000 shares of KLSE common stock, in return for which contributions, Messrs. Kurzon and Au, as well as the other KLSE stockholders who contributed shares to the Reporting Person were issued a total of 6,139,050 shares of the Reporting Person's common stock, constituting exactly 50% of the Reporting Persons's total issued and outstanding common stock.

     On January 6, 1998, SMD, L.L.C., an entity affiliated with KLSE assigned to the Reporting Person for no consideration warrants to purchase 250,000 shares of KLSE common stock at the exercise price of $.40 per share. On that same date, the Reporting Person exercised those warrants by paying to KLSE $100,000, in return for which KLSE caused to be issued to the Reporting Person 250,000 shares of restricted common stock. The funds used by the Reporting Person to exercise such warrants constituted working capital of the Reporting Person.

     Other than the agreement to issue shares of its common stock, the Reporting Person has paid no consideration of any other type for the KLSE common stock owned by it and contributed by the various individuals as described above.

ITEM 4.    PURPOSE OF THE TRANSACTION.

     The Reporting Person has acquired the shares of KLSE common stock included in this Statement for investment purposes. The Reporting Person is an entity used to manage the investments of its shareholders and has no operations other than as a holding company. The Reporting Person has no plans or proposals that relate to or would result in any of the circumstances described in subparagraphs (a) to (j) of Item 4 of Schedule 13D.

ITEM 5.    INTERESTS IN SECURITIES OF THE ISSUER.

     (a)  Number of Shares Beneficially Owned:       1,500,000 shares

          Right to Acquire:                                  0 shares

          Percent of Class:   8.7% (based upon 17,170,997 shares of common
                              stock issued and outstanding based on
                              representations set forth in KLSE's annual report on Form 10-KSB for the fiscal year ended September 30, 1997).

     (b)  Sole Power to Vote, Direct the Vote of, or Dispose of Shares:
          1,500,000 shares

                      SCHEDULE 13D                            Page 5 of 7


     (c)  Recent Transactions:

          The information set forth in the Reporting Person's response to
          Item 3. is incorporated herein by reference.

     (d)  Rights with Respect to Dividends or Sales Proceeds:    N/A

     (e)  Date of Cessation of Five Percent Beneficial Ownership:   N/A

 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH\ RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to a voting trust agreement among the shareholders of the Reporting Person who contributed shares of KLSE common stock to the Reporting Person in return for 50% of the total issued and outstanding common stock of the Reporting Person (as described above in Item 3), Raymond H. Kurzon, as trustee of that voting trust, has the right to vote 50% of the common stock of the Reporting Person. Consequently, Mr. Kurzon shares in the right to control voting or disposition of the KLSE common stock beneficially owned by the Reporting Person.

     Additionally, Mr. Kurzon separately and individually owns in excess of 5% of the KLSE common stock deemed to be issued and outstanding, all as is more fully described in the Joint Statement of Beneficial Ownership on Schedule 13D filed by Mr. Kurzon and SMD, L.L.C., a Utah limited liability company ("SMD"), as amended to date.
     Notwithstanding the relationship between the Reporting Person and Mr. Kurzon as described in this schedule, there is no relationship or affiliation of any kind between the Reporting Person and its affiliates, on the one hand, and SMD and its affiliates or related persons, on the other hand.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT A--Directors and Officers of Sharpshooter Resources, Inc.


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                      SCHEDULE 13D                            Page 6 of 7


                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 27, 1998.

                                SHARPSHOOTER RESOURCES, INC.




                                 By: /s/ R.M. Ames
                                     ---------------------------------
                                       R.M. Ames, President

                     SCHEDULE 13D                            Page 7 of 7

                                   Exhibit A

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                         SHARPSHOOTER RESOURCES, INC.

         The following is a list of all directors and executive officers of Sharpshooter Resources, Inc., a Texas corporation. All such individuals are are United States citizens.

Name:                               R.M. Ames, President and Director

Business Address:                   5500 East Loop 820 South, Suite 101
                                    Ft. Worth, Texas 76119-6571

Principal Occupation:               President and Director of Sharpshooter
                                    Resources, Inc.

Name, principal business and        Sharpshooter Resources, Inc.
address of corporation or other     (Manufacture and repair of oil drilling
organization on which employment      equipment)
is conducted:                       5500 East Loop 820 South, Suite 101
                                    Ft. Worth, Texas 76119-6571


Name:                               Raymond H. Kurzon, Secretary and
                                    Director

Business Address:                   5500 East Loop 820 South, Suite 100
                                    Ft. Worth, Texas 76119-6571

Principal Occupation:               President and Director of K.L.S. Enviro
                                    Resources, Inc.

Name, principal business and        K.L.S. Enviro Resources, Inc.
address of corporation or other     (Precious metal contract drilling)
organization on which employment    5500 East Loop 820 South, Suite 100
is conducted:                       Ft. Worth, Texas 76119-6571


Name:                               David Johnson, Controller

Business Address:                   5500 East Loop 820 South, Suite 101
                                    Ft. Worth, Texas 76119-6571

Principal Occupation:               Controller of Sharpshooter Resources,
                                    Inc.

Name, principal business and        Sharpshooter Resources, Inc.
address of corporation or other     (Manufacture and repair of oil drilling
organization on which employment      equipment)
is conducted:                       5500 East Loop 820 South, Suite 101
                                    Ft. Worth, Texas 76119-6571